

January 2, 2026

Alessandro Zamboni
Co-Chief Executive Officer
Nuburu, Inc.
44 Cook Street, Suite 100
Denver, CO 80206

> **Re: Nuburu, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2025**
> **File No. 333-292426**

Dear Alessandro Zamboni:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Baldwin at 202-551-7172 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing